SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                   FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                     For the fiscal year ended May 31, 1999
                         Commission file number 0-5131

             Art's Way Manufacturing Co., Inc. 401(k) Savings Plan
                           (Full title of the plan)

                       Art's Way Manufacturing Co., Inc.
                            (Issuer of securities)

                      P.O. Box 288, Armstrong.  IA 50514
                    (Address of principal executive office)

                             Required Information

Enclosed are the plan financial statements and schedules as of May 31, 1999 and 1998 and for each of the years in the three year period ended
May 31, 1999 prepared in accordance with financial reporting requirements of ERISA.

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

11/30/99           Art's-Way Manufacturing Co., Inc. 401 (k) Savings Plan
(Date)                             (Name of Plan)


                                       /s/ William T. Green
                                           Executive Vice President


                      ART'S-WAY MANUFACTURING CO., INC.
                               SAVINGS PLAN

Table of Contents
                                                           Page

Independent Auditors' Report                                 1

Financial Statements:

   Statements of Net Assets Available for Benefits	          2

   Statements of Changes in Net Assets Available for
    Benefits with Fund Information                           3

Notes to Financial Statements			                             6

Schedules:

    I - Item 27a - Assets Held for Investment Purposes      11

    2 - Item 27d - Reportable Transactions                  12


KPMG
Two Central Park Plaza
Suite 1501
Omaha, NE 68102

233 South 13th Street, Suite 1600
Lincoln, NE 68508-2041

                         Independent Auditors' Report

Plan Administrator of Art's-Way
   Manufacturing Co., Inc. Savings Plan:

We have audited the financial statements of Art's-Way Manufacturing Co., Inc. Savings Plan as of May 31, 1999 and 1998, and for each of the years in the three-year period ended May 31, 1999, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Art's-Way Manufacturing Co., Inc. Savings Plan as of May 31, 1999 and 1998, and the changes in net assets available for benefits for each of the years in the three-year period ended May 31, 1999 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                     KPMG LLP
November 18, 1999



ART'S-WAY MANUFACTURING CO., INC.
SAVINGS PLAN

Statements of Net Assets Available for Benefits
May 31, 1999 and 1998
           		                                      1999	        1998
Assets:
  Investments:
  Principal Life Insurance Company -
   deposit contract,
   at contract value (cost: 1999, $2,990,836;
   1998, $4,157,128) 	                           $2,990,836    4,157,128

   At fair value:
   Money Market Fund (cost: 1999, $186,713;
    1998, $85,389)				                              194,665      91,397
   Small Company Blend Fund
     (cost: 1999, $96,811; 1998, $145,963)           89,988     147,070
   International Stock Fund
     (cost: 1999, $22,874; 1998, $10,542)            23,356      11,741
   Art's-Way Common Stock Fund (cost: 1999,
   $207,868; 1998, $97,405)                         118,395     146,841
   Shares of registered investment companies:
   Washington Mutual Investment Fund
   (cost: 1999, $2,215,995; 1998, $1,904,562)     3,449,532   3,258,203
   Income Fund of America (cost: 1999, $1,256,115;
     1998, $1,114,130)                            1,426,875   1,382,527
   U. S. Government Fund (cost: 1999, $191,596;
     1998, $167,350)	                               186,523     166,892
   Participant loans, at unpaid balance             217,798     193,995

       Total investments                          8,697,968   9,555,794

Contributions receivable:
   Employer		                                    				  -          1,908
   Employee                                           3,340       3,838

        Total contributions receivable                3,340       5,746

Net assets available for benefits                   $8,701,308   9,561,540

See accompanying notes to financial statements.


ART'S-WAY MANUFACTURING CO., INC.
SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits with Fund Information

Years ended May 31, 1999, 1998 and 1997

           		     Principal
		                   Life
		                   Ins.          Small   Inter-   Wash.   Income
		                    Co.   Money   Co.    national Mutual   Fund       U.S.
		                 Deposit  Market  Blend   Stock    Inv.     of    Government
	1999              Contract  Fund   Fund     Fund    Fund   America    Fund

Additions to net assets
 attributed to:
Investment income (loss):
Net appreciation
(depreciation)
in fair value of
 investments	  $  (4,393)   -    (13,495)  (999)   123,093  (75,908)     -
Interest income  204,114  10,065    -       -         -        -      (4,607)
Dividend income     -       -       -       -       59,551   69,276   10,806
Capital gains       -       -       -       -      247,800   94,138     -

Net investment
 income (loss)   199,721  10,065 (13,495)  (999)   430,444    87,506   6,199

Contributions:
Employer          47,512   3,244   5,214   1,649    34,302   13,188    3,152
Employee          91,135   5,839  13,853   4,398    90,032   36,935    6,855

Total contributions
                 138,647   9,083  19,067   6,047   124,334   50,123   10,007

 Interfund transfers,
  net	          (377,105) 89,336 (49,004) 15,086   187,650   54,358    3,648

Total additions
                 (38,737)108,484 (43,432) 20,134   742,428  191,987   19,854

Deductions from net
 assets attributed to:
 Administrative
  expenses          2,216     238     138      35       -       -        -
Benefits paid to
  participants	  1,125,339   4,978  13,512   8,484   551,099  147,639     223

Total deductions 1,127,555   5,216  13,650   8,519   551,099  147,639     223

Net increase
   (decrease)   (1,166,292)103,268 (57,082)  11,615  191,329   44,348  19,631

Net assets available for
 benefits:
Beginning of year
                 4,157,128  91,397 147,070  11,741  3,258,203 1,382,527 166,892

End of year     $2,990,836 194,665  89,988  23,356  3,449,532 1,426,875 186,523

                                                             (Continued Below)

	                          Art's-Way
       		                   Common
		                          Stock     Loan
	1999                       Fund      Fund     Other        Total

Additions to net assets
 attributed to:
Investment income:
Net appreciation
in fair value of
 investments	             (118,280)     -         -          (89,982)
Interest income               -       16,882      -          226,454
Dividend income               -         -         -          139,633
Capital gains                 -         -         -          341,938

Net investment
 income                   (118,280)   16,882      -          618,043

Contributions:
Employer                     7,635      -      (1,908)      113,988
Employee                    14,654      -        (498)      263,203
Total contributions         22,289      -      (2,406)      377,191

 Interfund transfers,
  net                       69,110    6,921       -             -

Total additions            (26,881)  23,803    (2,406)      995,234

Deductions from net
 assets attributed to:
 Administrative
  expenses                     -        -         -            2,627
Benefits paid to
  participants               1,565      -         -        1,852,839
Total deductions             1,565      -         -        1,855,466
Net increase
   (decrease)              (28,446)  23,803     (2,406)     (860,232)

Net assets available for
 benefits:
Beginning of year           146,841 193,995     5,746     9,561,540
End of year              $  118,395 217,798     3,340     8,701,308

			                Principal
		                   Life
		                   Ins.             Small  Inter-   Wash.   Income
		                   Co.      Money   Co.    national Mutual   Fund     U.S.
		                  Deposit  Market  Blend   Stock    Inv.     of   Government
	1998               Contract  Fund   Fund     Fund    Fund   America    Fund

Additions to net assets
 attributed to:
Investment income:
Net appreciation
in fair value of
 investments	  $     -      -     19,758   1,326   561,412   89,582     -
Interest income   256,917   8,372    -       -         -        -       3,544
Dividend income      -       -       -       -       42,761   62,047    8,479
Capital gains        -       -       -       -      157,281  160,620    2,290

Net investment
 income           256,917   8,372  19,758   1,326   761,454  312,249   14,313

Contributions:
Employer           56,518   2,830   3,725   2,038    37,289   17,404    3,753
Employee          109,860   8,673  19,207   7,322    86,645   38,296    6,647

Total contributions
                  166,378  11,503  22,932   9,360   123,934   55,700   10,400

 Interfund transfers,
  net	             56,149   1,891 104,492   1,055   146,798   (7,166)   2,108

Total additions    479,444  21,766 147,182  11,741 1,032,186  360,783   26,821

Deductions from net
 assets attributed to:
 Administrative
  expenses           2,023     219     112     -          145      -       -
Benefits paid to
  participants	    159,178     253      -      -       20,365   23,132     26

Total deductions   161,201     472     112     -       20,510   23,132     26

Net increase
   (decrease)      318,243  21,294 147,070  11,741  1,011,676  337,651  26,795

Net assets available for
 benefits:
Beginning of year 3,838,885  70,103    -       -     2,246,527 1,044,876 140,097

End of year      $4,157,128  91,397 147,070  11,741  3,258,203 1,382,527 166,892

                                                             (Continued Below)

	                          Art's-Way
       		                   Common
		                           Stock     Loan
	1998                        Fund      Fund     Other        Total

Additions to net assets
 attributed to:
Investment income:
Net appreciation
in fair value of
 investments	               149,519      -         -          821,597
Interest income                -       14,935      -          283,768
Dividend income                -         -         -          113,287
Capital gains                  -         -         -          320,191

Net investment
 income                      149,519    14,935      -        1,538,843

Contributions:
Employer                       6,226      -       1,908       131,691
Employee                      16,267      -       3,838       296,755
Total contributions           22,493      -       5,746       428,446

 Interfund transfers,
  net                        (336,010)  30,683      -             -

Total additions              (163,998)  45,618     5,746     1,967,289

Deductions from net
 assets attributed to:
 Administrative
  expenses                        -        -         -            2,499
Benefits paid to
  participants                     65      -         -          203,019
Total deductions                   65      -         -          205,518
Net increase
   (decrease)                 (164,063)  45,618     5,746     1,761,771

Net assets available for
 benefits:
Beginning of year              310,904  148,377      -        7,799,769
End of year                 $  146,841  193,995     5,746     9,561,540



           		  Principal
		               Life
		               Ins.             Wash.  Income        Art's-Way
	             	  Co.      Money   Mutual  Fund    U.S.  Common
		             Deposit  Market  Inv.     of     Govt. Stock   Loan
	1997          Contract  Fund   Fund   America  Fund   Fund   Fund   Total

Additions to net assets
 attributed to:
Investment income:
Net appreciation
in fair value of
 investments	$    -     -     97,164   1,685    -    83,303   -     182,152
Interest income
               244,379 3,192    -       -      1,174   -    11,663  260,408
Dividend income   -     -     47,848  34,582   9,098   -      -      91,528
Capital gains     -     -    347,472  68,058    -      -      -     415,530

Net investment
 income        244,379 3,192 492,484 104,325  10,272 83,303 11,663  949,618

Contributions:
Employee        90,326 1,881  58,707  33,237   6,382  8,664    -    199,197

Interfund
 transfers,net (261,576) 42,255 72,277  54,693 (23,907)73,508 42,750     -

Total additions  73,129 47,328 623,468 192,255 (7,253)165,475 54,413 1,148,815
Deductions from net
 assets attributed to:
 Administrative
  expenses        2,891     48     225     -      -      -       -       3,164
Benefits paid to
  participants	 183,356 12,676  18,220  12,354 20,711  1,963     -     249,280

Total deductions
                186,247 12,724  18,445  12,354 20,711  1,963     -     252,444

Net increase
   (decrease)  (113,118)34,604 605,023  179,901(27,964)163,512 54,413  896,371

Net assets available for
 benefits:
Beginning
         3,952,003 35,499 1,641,504  864,975 168,061 147,392  93,964 6,903,398
 of year
End of  $3,838,885 70,103 2,246,527 1,044,876 140,097 310,904 148,377 7,799,769
 year
                                                             (Continued)

See accompanying notes to financial statements


ART'S-WAY MANUFACTURING CO., INC.
SAVINGS PLAN

Notes to Financial Statements
May 31, 1999 and 1998

(1)  Significant Accounting Policies

(a) Nature of Operations

Art's-Way Manufacturing Co., Inc. (the Company) is a manufacturer of specialized farm machinery, equipment, garden and recreational products which it markets under its own and private labels.

(b) Basis of Presentation

The accompanying financial statements of the Art's-Way Manufacturing Co., Inc. Savings Plan (the Plan) have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in those net assets in accordance with generally accepted accounting principles.

(c) Investment Valuation and Income Recognition

Investments in securities (funds) are stated at fair value.
Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value.

The Plan entered into a fully benefit-responsive investment contract with Principal Mutual Life Insurance Company (Sponsor). The contract is included in the financial statements at contract value, which approximates fair value, as reported to the Plan by the Sponsor. The Sponsor maintains the contributions in a pooled account. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals. The account is credited with earnings based on rates established annually by the Sponsor.

Purchase and sale of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(d) Administrative Expenses

Substantially all of the administrative fees and expenses of the Plan are paid for by the Company.

(e) Payment of Benefits

Benefits are recorded when paid.

(f) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

(g) Tax Status

The Internal Revenue Service has determined and informed the Company that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


(2)  Plan Description

The following is a summary of the Plan. The more significant Plan provisions are addressed below. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution investment plan sponsored and administered by the Company for its employees. Management believes the Plan is in compliance with the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Under terms of the Plan, an employee becomes eligible to participate after receiving credit for six months of service, as defined.

(b) Participant Contributions

Upon enrollment in the Plan, a participant may direct employee contributions in any of the eight investment options. A participant may make deductible contributions of not less than 4% under a salary deferral agreement.
The Plan also provides for rollovers of lump-sum distributions by participants from certain individual retirement accounts or a qualified 401(k) plan.

(c) Employer Contributions

The employer will make matching contributions at a discretionary percent and, at its sole discretion, may make discretionary contributions.

When the employer makes a matching contribution, it is added to the accounts of those participants who have made contributions for the year, as noted above. The matching contribution under the Plan shall be equal to a discretionary percentage of the participant's salary reductions as determined by the employer.

The employer's discretionary contribution is shared by all Plan members, whether or not they have made contributions, based on the member's compensation compared to all participants' combined compensation and years of service.

(d) Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's matching contributions and an allocation of the Plan's net increase in net assets available for benefits corresponding to the participant's investment elections. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Forfeitures are credited to participant accounts based on a specified formula.

(e) Vesting

Participants' contributions are immediately vested. Vesting in the remainder of their accounts is based on credited years of service, as defined. A participant is 100% vested after six credited years of service.

(f) Participant Loans

The Plan allows employees who have at least six months of service to borrow a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loans bear interest at a percentage equal to the Sponsor's revolving credit facility plus 1% (8.75% to 9.50% at May 31, 1999), and are valued at the unpaid balance which approximates fair market value. Loans are secured by the participant's account balance and are scheduled for repayment by payroll deduction from one to five years. Loan transactions are treated as a transfer to (from) the loan fund from
(to) the investment funds.

(g) Payment of Benefits

During an employees' active career with the Company, part or all of a participant's contributions and fund earnings may be withdrawn due to hardship and based on Plan limitations. Such hardship withdrawals are permitted when conditions as specified by the Plan are met and are subject to limits allowed by law.

Upon termination, disability, retirement or death, all amounts attributed to a participant's account may be withdrawn. The accumulated balances are generally distributed in the form of a lump-sum settlement unless an election for installment payments has been made by the employee prior to retirement or death.

(h) Investment Options

Upon enrollment in the Plan, a participant may direct employee and employer contributions in any of the eight investment options:

       - Principal Life Insurance Company - deposit contract - funds are invested in an investment contract with the Sponsor. The objective of this fund is the preservation of capital. Contributions are guaranteed an interest rate for a specified period of time.

       - Money Market Fund - funds are invested with the Sponsor in a pooled separate account that includes high quality commercial paper. The objective of this fund is the preservation of capital.

       - Small Company Blend Fund - funds are invested in stocks of smaller, seasoned companies where potential for long-term growth is expected to be above average.

       - International Stock Fund - funds are invested in common stocks of corporations located outside the United States. Countries and industries are selected after evaluating the economic, social, and political factors of each market.

       - Washington Mutual Investment Fund - funds are invested in shares of a registered investment company that invests mainly in common stocks. The fund's objective is current income and capital growth.

       - Income Fund of America - funds are invested in shares of a registered investment company that invests mainly in common stocks and corporate and government bonds. The fund's objective is current income and, secondarily, growth of capital.

       - US. Government Fund - funds are invested in shares of a registered investment company that invests mainly in government-backed securities. The fund's objective is current income with a preservation of capital.

       - Art's- Way Common Stock Fund - funds are invested in common stock of the Company.

Participants may change their investment options quarterly and may invest in more than one investment option.

(3)  Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(4)  Investments

The cost and fair value of the investments maintained by the Plan are as follows:

	Name of issuer		                        1999                  1998
	and title of issue	                 Cost 	Fair value      Cost   Fair value

  Principal Mutual Life Insurance
   Company - deposit contract	  $ 2,990,836   2,990,836  4,157,128	4,157,128
  Money Market Fund	                186,713     194,665     85,389	   91,397
  Small Company Blend Fund           96,811      89,988    145,963   147,070
  International Stock Fund           22,874      23,356     10,542    11,741
  American Funds Group:
  Washington Mutual Investment Fund
                                   2,215,995   3,449,532  1,904,562	3,258,203
  Income Fund of America           1,256,115   1,426,875  1,114,130	1,382,527
  U.S. Government Fund               191,596     186,523    167,350	  166,892
  Art's-Way Common Stock Fund        207,868     118,395     97,405	  146,841
  Participant loans	                 217,798     217,798    193,995	  193,995

                                 $ 7,386,606   8,697,968  7,876,464	9,555,794



ART'S-WAY MANUFACTURING CO., INC.                                Schedule I
SAVINGS PLAN
Item 27a - Assets Held for Investment Purposes
May 31, 1999 and 1998
                			               199			                  1998
   		                          Cost	    Fair value	     Cost     Fair value

Principal Mutual Life Insurance
 Company - deposit contract $2,990,836   2,990,836    4,157,128   4,157,128

Money Market Fund              186,713    194,665        85,389      91,397
Small Company Blend Fund        96,811     89,988       145,963     147,070
International Stock Fund        22,874     23,356        10,542      11,741
American Fund Groups:
Washington Mutual
 Investment Fund             2,215,995   3,449,532    1,904,562   3,258,203
Income Fund of America       1,256,115   1,426,875    1,114,130   1,382,527
U.S. Government Fund           191,596     186,523      167,350     166,892
Art's-Way Common Stock Fund*   207,868     118,395       97,405     146,841
Participant loans              217,798     217,798      193,995     193,995

            	               $7,386,606   8,697,968    7,876,464   9,555,794

*Party in interest

See accompanying independent auditors' report.


ART'S-WAY MANUFACTURING CO., INC.                              Schedule 2
SAVINGS PLAN
Item 27d - Reportable Transactions
For the years ended May 31, 1999 and 1998

     		                    Purchase    Selling	  Cost of       	 Net
	Description of assets	     price     	 price	     asset      gain (loss)

      Year ended May 31,1999

Principal Financial Group:
  Guaranteed Interest Fund $  743,133      -       743,133       -
  Guaranteed Interest Fund       -    2,106,331  2,106,331       -
  Washington Mutual Investment Fund
                              716,829      -	      716,829     	 -
  Washington Mutual Investment Fund
                                 -      637,991    405,396    232,595
  Income Fund of America      315,228      -       315,228       -
  Income Fund of America         -      195,986    173,244     22,742
  Art's-Way Stock Fund        376,504      -       376,504       -
  Art's-Way Stock Fund           -      286,670    266,040     20,630

		        Year ended May 31, 1998

Principal Financial Group:
  Guaranteed Interest Fund  $1,350,639      -     1,350,639       -
  Guaranteed Interest Fund        -    1,266,380  1,266,380       -
  Washington Mutual Investment Fund
                               543,311      -	   543,311	 -
  Washington Mutual Investment Fund
                                  -       73,961     42,411     31,550
  Income Fund of America       363,022      -       363,022       -
  Income Fund of America          -      112,379     91,503     20,876
  Art's-Way Stock Fund          52,075      -        52,075       -
  Art's-Way Stock Fund            -      365,657    204,200    161,457

See accompanying independent auditors' report.